

Crosscode

Dated: October 27, 2017

Ralph Alterbaum
875 Broadway
#2A
BAYONNE, NJ 07002

Dear Ralph,

Crosscode, Inc. is pleased to offer you the position of Sr. Vice President & Head of Sales, Worldwide, reporting to Aditya Sharma, CEO. This agreement is effective November 15, 2017.

Your compensation will be an annual base salary of USD $165,000 paid semi-monthly on the 1st and the 15th of each month (if the payday falls on a Saturday, Sunday or bank holiday, you will be paid on the previous business day), along with other benefits as decided by the company. The position offered is an exempt position and as such you will not be compensated for overtime.

In addition to your base compensation you will be entitled to sales commissions and also be offered an equity compensation which is detailed in Annexure A of this agreement. You will also be offered a fixed monthly payout towards the continuation of your health benefits, the details of which you will agree with your CEO.

Additionally you will also be bound by a confidentiality agreement which is detailed in Annexure B of this agreement.

This offer is also contingent upon your presentation of the original documentation required to establish your identity and authorization to work in the United States in accordance with United States immigration law and a successful background check. We have enclosed the information required to identify the documentation you will need to bring with you on your first day as a full-time employee.

In accordance with the company policy, your employment, is considered employment "at will" which means that both you and Crosscode have the right to terminate the employment relationship at any time, for any reason, with or without notice or cause.
You will work with your CEO to define your goals, objectives and targets for 2018, within the first 30 days of your hire.

Please also be aware of certain federal, state and company guidelines that will govern this agreement and also be aware that Crosscode may change these policies at any time during your employment.



1. Crosscode is an Equal Opportunity Employer and, as such, it is Crosscode's corporate policy to fill positions with qualified candidates regardless of race, color, sex, age, religion, ancestry, national origin, citizenship status, marital status, sexual orientation, gender identity, genetic information, disability, pregnancy, military status, veteran status or other protected group status.

2. Employment with Crosscode is "at will" and not for any specific period of time. You are free to resign at any time and, likewise, Crosscode may terminate its employment arrangement with you at any time with or without cause or advance notice. Neither your offer letter nor this description should be construed as an employment contract or a guarantee of employment for any period in any way.

3. Since our business involves highly confidential proprietary material, we require all employees to execute a Crosscode, Inc. Employment and Confidentiality Agreement, which contains confidentiality, noncompetition, and non-solicitation agreements. This contract is contingent upon your acceptance of this agreement as well as executing a hard copy of the Employment and Confidentiality Agreement.

4. Regular pay is determined by dividing your annual salary into 24 pay periods. Paychecks will be direct deposited semi-monthly into your chosen bank account. You will be asked to fill out an authorization agreement.

5. We are required by U.S. immigration law to verify that each employee is authorized to work in the U.S. Therefore, on your first day with us, we will ask you to present an original document or documents that establish your identity and employment authorization. You must present the document or documents within three (3) business days of the date your full-time employment starts. You may view the list of acceptable documents by going to http://uscis.gov/graphics/formsfee/forms/files/i-9.pdf.

6. In order for Crosscode to comply with its reporting obligations, prior to beginning work, we invite you to consider voluntarily self-identifying yourself to your Human Resources Representative as a disabled veteran, veteran of the Vietnam era or an individual with a disability. Self-identification is not mandatory; it is completely voluntary.

7. As a U.S. citizen or green card holder you are taxed on worldwide income. Traveling abroad for business over an extended time period (usually more than 30 days at a stretch) may trigger additional tax filing obligations. This would normally occur if an employee is an expatriate on an assignment overseas or outside of their home country.
   - For general information regarding Federal Tax visit: Federal Tax Certificates and Other Forms.
   - For general information regarding State Tax visit: State Tax Certificates and Other Forms.



At Crosscode, we're building one of the most unique technology solution which will have immense potential, globally, on how large companies, worldwide, manage their IT applications. This position offers the most critical role in our organization to help drive the adoption of a truly disruptive technology and introduce to the industry "The Next Big Enterprise Software."

We are confident with your leadership not only we will be able to drive the adoption of a great technology solution but also build a world-class company which will soon be acknowledged as amongst the world's best IT management software providers.

We fondly look forward to welcoming you to Crosscode. If you have any additional questions please do not hesitate to contact Aditya Sharma at 408-813-4601 at anytime. We will appreciate you signing and acknowledging this agreement within 7 days.

Sincerely,

Aditya R Sharma
President & CEO
Crosscode, Inc.

Accepted:

Ralph Alterbaum
875 Broadway
#2A
BAYONNE, NJ 07002



Annexure A – Sales Commission and Equity Agreement

Crosscode, Inc. has been incorporated in the state of Delaware on October 2015 as a C-Corporation and is currently in the process of being a publicly traded company with its application pending for approval with the SEC.

In consideration to your appointment in an executive position, you will be allocated 750,000 of the company's stock, that will be freely traded on the stock markets in 2018.

The stock grant will be over a 3 year period of time as detailed in the table below. You will be free to trade the shares per your free will upon receipt, in accordance with SEC guidelines.

Date	Number of shares issued
November 15, 2018	250,000
November 15, 2019	250,000
November 15, 2020	250,000

Your equity grant will be subject to the following conditions:

1. You will be expected to serve in the appointed position with the company and help drive Crosscode's growth for at-least 3years, thru November 15, 2020. You are free to sell or transfer shares upon receipt and in accordance with SEC rules. Should, for any reason, you no longer serve with the company prior to this date, you will forfeit the remaining shares. Shares already received by you, will be yours.

2. In the event of Crosscode getting acquired before 3 years, i.e. November 15 2020, the above condition will not apply, provided you are still employed by the company, and you will be entitled to the full cash or transfer value of 750,000 (Seven Hundred and Fifty Thousand) shares.

3. You will be entitled to additional stock grants or options, at the company's discretion, in the future.

4. While this agreement constitutes a binding commitment on behalf of the company towards your equity ownership in Crosscode, the actual transfer of shares may take additional time, depending upon SEC requirements and you will work with the CEO of the company to work out the timing and modalities of the actual stock transfer.

In addition to equity ownership as described above, you will also be entitled to sales commissions and other perks as to be decided by the company in the future.



You will be assigned a sales target and commission payouts will be made monthly upon successful bookings, each month. Sales commissions will be paid out to you with your paycheck on the 15th of each month for all deals closed by the last working day of the previous month. The sales commissions agreed for you are as follows:

From November 15, 2017 thru June 30, 2018:

- You will be paid a flat 10% sales commission on all deals identified, qualified and closed by you.

- You will not be entitled for commissions on deals identified, qualified and closed by other individuals or partners.

July 01, 2018 onwards:

- You will be paid a flat 3.5% sales commission on all deals identified, qualified and closed by you.

- You will be paid an additional 2% commission of all sales revenues of the company.

Its also important to emphasize that your ability to earn sales commissions will not be capped and you have the potential to earn to the fullest of your abilities. Your CEO will discuss with you your performance goals as well as review the payouts monthly.

Signed & Dated: **Accepted & Dated:**

Aditya R Sharma   **Ralph Alterbaum**
President & CEO   **875 Broadway**
Crosscode, Inc.   **#2A**
                                                                                       BAYONNE, NJ 07002



Annexure B – Employment and Confidentiality Agreement

In consideration of my employment by Crosscode, Inc., I enter into this Agreement freely and knowingly.

1. **Outside Employment.** While employed by Crosscode, I will not engage in any outside employment activity relating to any business in which Crosscode is engaged. Also, I will avoid outside employment activities that would conflict with or adversely affect the performance of my job duties with Crosscode. I will seek guidance from Crosscode whenever I have questions about whether a particular outside employment activity is permitted.

2. **Laws; Other Agreements.** I represent that my employment with Crosscode will not conflict with or violate any law or any agreement that I have with a previous employer or any other person or business entity. I understand that I have an obligation to review any agreements that I reached with prior employers or other entities to ensure that I am not violating any continuing obligations I may owe to such entities.

3. **Confidential Information.** As used in this Agreement, the term "Confidential Information" means information, including that conceived or developed by me that is not generally known to the public and that is used by the Company in connection with its business. By way of example, the term "Confidential information" would include things like: trade secrets; processes; formulas; research data; program documentation; algorithms; source codes; object codes; know-how; improvements; inventions; techniques; training materials and methods; product information; corporate strategy; sales forecast and pipeline information; research and development; plans or strategies for marketing and pricing; and information concerning existing or potential customers, partners, or vendors. I understand that this list is not all-inclusive and merely serves as an example of the types of things that fall within the definition of Confidential Information.

4. **Protection of the Company's Confidential Information.** I agree that I will not exploit, disclose or use for myself or for any other person or business any Confidential Information belonging to Crosscode. I understand that my promise of confidentiality and fidelity lasts both during and after my employment with Crosscode. I will follow all Company policies, rules and procedures that relate to the protection of the Company's Confidential Information.

5. **Return of Materials.** Upon the termination of my employment with Crosscode for any reason, I agree that I will promptly return any and all Company property and information, in any form, that is in my possession. This includes, without limitation, all documents, records, notebooks, magnetic tapes, disks or other materials in my possession or control which contain Crosscode Confidential Information or any other information concerning



the Company, its products, services or customers, whether prepared by me or others in digital format (source code, artifacts and documents). Further, I agree that I will not retain nor make any copies of these materials, in any form. I also agree to turn over to Crosscode any ownership or administrator rights I may have in any Crosscode-related social media sites or accounts, including, but not limited to Linked-In accounts, Twitter accounts, Facebook accounts, blogs, or wikis.

6. **Inventions and Patents as Sole Property of the Company.** During my employment with Crosscode and for the period of five years following the termination of my employment for any reason, I will disclose promptly to the Company in writing any inventions, discoveries, designs, concepts, ideas, developments, improvements and innovations, whether patentable or not, copyrights, copyrighted works (such as program code in source or object form or writings) and/or computer programs (referred to collectively as "Inventions"), conceived or made by me (solely or in concert with others) which: (a) relate in any manner to the existing or contemplated business or research activities of the Company; (b) are suggested by or result from my work with the Company; or (c) result from the use of the Company's time, materials, information or facilities even if made or conceived during other than working hours. All Inventions and all descriptions, sketches, drawings and other documents relating to the Inventions shall be the exclusive property of the Company and I agree to assign and hereby do assign to the Company (or any subsidiary of Company as Company may designate) the entire right, title and interest to any Inventions. I irrevocably designate and appoint the Company and its duly authorized officers and agents, as my agents and attorneys-in-fact, to execute and file any documents that the Company considers necessary to vest in the Company title to the Inventions and their associated right of priority and patents, and to do all other lawfully permitted acts to secure the Company's interests in the Inventions. In addition, I will assist the Company in obtaining and maintaining full rights and title to the Inventions including executing any powers of attorney, applications, assignments, declarations, affidavits, and any other papers necessary to perfect Company's interests in the Inventions. My assistance will be rendered at the Company's expense (including a reasonable payment for the time involved, in case I am not then in its employ). The provisions of this Paragraph 6 shall apply to California employees to the maximum extent permitted by Section 2870 of the California Labor Code. With respect to California employees, no assignment in this Agreement shall extend to inventions, the assignment of which is prohibited by Labor Code 2870.

7. **List of Prior Inventions.** All Inventions I made before starting employment with Crosscode are excluded from the scope of this Agreement. Below is a complete list of all Inventions in which I claim any proprietary right or interest:



Brief Description of Invention	Right, Title or Interested and Date Acquired

I agree that any present or future Inventions not listed are subject to assignment and vesting under Paragraph 6 above. I understand and agree that Crosscode makes no attempt to verify my claim of ownership to any of the Inventions listed, and makes no admission that any Inventions listed are owned by me. I agree that I will not incorporate in any work that I perform for the Company: (a) any of the Inventions listed above; or (b) any of the technology described in any of the Inventions listed above. Nonetheless, should I incorporate any of the Inventions listed above into any work performed for the Company, I grant Crosscode a royalty free, perpetual, worldwide, fully paid-up license to make, have made, use, have used, sell, offer to sell, import, export, copy, reproduce, distribute, modify and prepare and have prepared derivative works of such Invention and/or perform any other act necessary to continue to exploit my work, and provided further that all of the foregoing rights of Crosscode shall extend to any derivative works so prepared.

8. **Personal Information of Employees.** I understand that, as part of its employment practices, the Company may collect data that identifies an employee, either individually or when that data is combined with other information which is in (or which may come into) possession of the Company ("Personally Identifiable Information"). I understand and agree that the Company collects and uses Personally Identifiable Information for a number of relevant, appropriate, and customary purposes, including: (a) recruitment and staffing; (b) administration of compensation, benefit programs and payroll administration; (c) performance management and training; (d) advancement and succession planning; (e) legal compliance and risk management; (f) workplace management; (g) to protect the Company, its workforce, and the public against injury, theft, legal liability, fraud, or abuse; and, (h) reasonable business-related purposes. Personally Identifiable Information will not be used for other purposes unless Crosscode advises me and I have given consent, where appropriate.

9. **Covenant Not to Compete or Solicit for Five Years.** I recognize that Crosscode will be engaged in a highly competitive business and that its customer, employee, licensee, supplier and financial relationships are of a highly sensitive nature. As a reasonable means to protect Crosscode's investment and goodwill, and in consideration for my offer of employment with Crosscode, I agree that, to the extent permitted by applicable law, I will not, for a period of 60 months following the termination of my employment for any reason:



a. Engage in any business activity in a Restricted Area that competes with the business activities of the Company and its corporate affiliates about which I either had (i) a job responsibility to promote, or (ii) access to Confidential Information. "Restricted Area" for purposes of this Agreement is a geographic area that I served or covered on behalf of Crosscode at any time within the 60 months preceding the end of my employment with Crosscode.

b. Solicit, call on, service or induce others to solicit, call on or service any "Customer" for the purpose of inducing it to license or lease a product or provide it with services that compete with a product or service offered by the Company. A "Customer," for purposes of this Agreement, is any person or business entity that licensed or leased a Crosscode product or obtained Crosscode services within the 60 months preceding the end of my employment with the Company and that I had solicited, called on, or served on the Company's behalf anytime within that 60 month time period.

c. Solicit, call on, or induce others to solicit or call on, any "Prospective Customer" for the purpose of inducing it to license or lease a product or provide it with services which compete with a product or service offered by the Company. A "Prospective Customer," for purposes of this Agreement, is any person or business entity that I solicited or called on (whether directly or through another Crosscode agent at my direction) on behalf of the Company anytime within the 60 months preceding the end of my employment with Crosscode.

Different restrictions apply if, at or prior to termination, I was or had been a programmer, software engineer, analyst, support technician, quality assurance technician, technical documentation writer and/or a manager in a research and development capacity. If so, then my obligations under this Paragraph 9 shall be satisfied if I do not, for five years following termination for any reason, work on any program or product which may be competitive with any program or product of the Company with which I was involved in a research and development or support capacity anytime within the 60 months preceding the end of my employment with Crosscode.

10. **Non-Solicitation of the Company's Employees.** During my employment with the Company, and for a period of five years following termination of the relationship for any reason, I will not, directly or indirectly through others, hire any employee or contingent worker of the Company, or solicit or induce, or attempt to solicit or induce, any Crosscode employee or contingent worker to leave the Company for any reason.

11. **Tolling of Covenants in the Event of Breach.** In the event I violate any of the restrictive covenants set forth in Paragraphs 9 or 10 of this Agreement, the time period of the



violated covenant(s) shall be tolled throughout the duration of any violation and shall continue until a full sixty (60) months of compliance with such covenant(s) has elapsed.

12. **Injunction.** I acknowledge that, by virtue of my employment with the Company, I will have access to Confidential Information of Crosscode, the disclosure of which will irreparably harm the Company. I further acknowledge that Crosscode will suffer irreparable harm if I breach any of my obligations under this Agreement. Therefore, I agree that Crosscode will be entitled, in addition to its other rights, to enforce my obligations through an injunction or decree of specific performance from a court having proper jurisdiction. Any claims I may assert against Crosscode shall not constitute a defense in any injunction action brought by Crosscode to force me to keep the promises I made in this Agreement.

13. **Authorization to Modify Restrictions.** I agree that the restrictions contained in this Agreement are reasonable. However, if a court having proper jurisdiction holds a particular restriction to be unreasonable, that restriction shall be modified only to the extent necessary in the court's opinion to make it reasonable and the remaining provisions of this Agreement shall nonetheless remain in full force and effect. The other provisions of this Agreement are likewise severable.

14. **No Duration of Employment.** The Company and I each acknowledge and agree that my employment with the Company is "at will" which means that the relationship is not for any specific duration and that the relationship may be terminated by either the Company or me at any time and for any reason, with or without cause.

15. **General.**
    (a) If the Company is successful in a suit or proceeding to enforce any of the terms of this Agreement, I will pay the Company's costs of bringing such suit or proceeding, including its reasonable attorney's fees and litigation expenses (including expert witness and deposition expenses).
    (b) This Agreement shall inure to the benefit of and may be enforced by Crosscode, its successors and assigns. This Agreement is personal to me and I may not assign it.
    (c) This Agreement shall be governed by and construed in accordance with the laws of the State of Minnesota applicable to contracts made and to be performed in such state. Any action relating to this Agreement shall be brought exclusively in the state or federal courts of the State of Minnesota, County of Hennepin. I will accept service of process as provided under Minnesota law or by registered mail, return receipt requested, and waive any objection based upon forum non conveniens or as to personal jurisdiction over me in the state or federal courts of the State of Minnesota, County of Hennepin. The choice of forum set forth in this paragraph shall not be deemed to preclude the enforcement of any judgment obtained in such forum in any other jurisdiction.



(d) This Agreement represents the entire agreement between me and the Company, and supersedes any and all previous oral or written communications, representations or agreements. This Agreement may be modified only by a duly authorized and executed writing.

(e) Any failure to enforce the terms of this Agreement with any other employee of the Company shall not be deemed a waiver by the Company to enforce its rights under this Agreement. Further, any waiver by the Company of any breach by me of any provision of this Agreement, shall not operate or be construed as a waiver of any subsequent breach hereof.

By signing below, I acknowledge that I have read the terms of this Employment and Confidentiality Agreement, I understand such terms and I agree to be bound by them.

_____

Employee Signature

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Printed Employee Name

_____

Date